Exhibit 99.1

Postmedia Network Announces Election of Directors

January 14, 2016 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is pleased to report that at its annual meeting of shareholders, held in Toronto on January 13, 2016, each of the directors listed as nominees in the management proxy circular dated November 25, 2015 were elected as directors of the Corporation. Directors have been appointed to serve until the close of the next annual meeting of shareholders.

Election of Directors – Elected

Nominee	Outcome	Votes For*	Votes Withheld*	Broker Non-Votes
Rod Phillips	Approved	841,518	4,621	19,749
Paul Godfrey	Approved	841,411	4,728	19,749
Charlotte Burke	Approved	841,518	4,621	19,749
Stephanie Coyles	Approved	841,519	4,620	19,749
Wendy Henkelman	Approved	841,519	4,620	19,749
Mitch Joel	Approved	841,519	4,620	19,749
Ted Lodge	Approved	841,518	4,621	19,749
Martin Nisenholtz	Approved	841,519	4,620	19,749
Graham Savage	Approved	841,518	4,621	19,749
Peter Sharpe	Approved	841,518	4,621	19,749
Robert Steacy	Approved	841,518	4,621	19,749

*As a vote for each motion was taken by a show of hands, the number of votes disclosed reflects only those proxies received by management in advance of the meeting.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., a Canadian newsmedia company representing more than 200 brands across multiple print, online, and mobile platforms. Award-winning journalists and innovative product development teams bring engaging content to millions of people every week whenever and wherever they want it. This exceptional content, reach and scope offers advertisers and marketers compelling solutions to effectively reach target audiences. For more information, visit www.postmedia.com.

For more information:

Media Contact

Phyllise Gelfand

Vice President, Communications

(416) 442-2936

pgelfand@postmedia.com